[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



Gerald A. Eppner
Direct Dial: (212) 504-6286
Direct Fax: (212) 504-6666
E-Mail: gerald.eppner@cwt.com


October 27, 2004

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re: PowerHouse Technologies Group, Inc.; Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-118242)
      --------------------------------------------------------------------

Dear Ms. Jacobs:

On behalf of PowerHouse Technologies Group, Inc., a Delaware corporation (the "Company"), we hereby transmit for filing Amendment No. 1 (the "Amendment") to the Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the "Commission") to the Registration Statement, set forth in your letter to Jay Elliot dated August 26, 2004. To facilitate your review, we have also provided you with three clean copies and three blacklined copies, which compare the most recent version of the Registration Statement against the initial filing of the Registration Statement. The Company, in consultation with its legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety followed by the responses thereto. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Amendment.

The Company registered 8,281,041 shares of common stock, par value $0.0001 per share (the "Common Stock"), pursuant to the Registration Statement filed on August 13, 2004. The Amendment registers an additional 954,992 shares of Common Stock, for which the Company has sent the required registration fee in the amount of $429.54 by wire transfer to the Commission's lock box at Mellon Bank.

Barbara C. Jacobs                      -2-                      October 27, 2004



Form SB-2
---------

General

1. This comment is not duplicated because it does not require the Company to respond.

2. Note 2 to your fee table states that you are registering an indeterminate number of additional shares of common stock issuable under your Series A Senior Convertible Preferred Stock if PowerHouse elects to pay dividends in "kind." However, it does not appear that PowerHouse is able to register an indeterminate number of shares in this context. Supplementally advise of the basis for your belief that PowerHouse may register an indeterminate number of additional shares or revise your registration statement to make a good-faith estimate of the maximum number of shares that you may issue as a result of annual dividends to determine the number of shares to register for resale. Be advised that Rule 416 of Regulation C does not appear to be applicable, as the number of shares to be paid in annual dividends is based upon a fluctuating market price. If the number of registered shares is less than the actual number issued, PowerHouse must file a new registration statement to register the additional shares, assuming the selling stockholders desires to sell those additional shares.

         Response:

         In response to the Staff's request, the Company has made a good-faith estimate of the maximum number of shares of Common Stock that the Company may issue as a result of annual dividends payable to the holders of the Series A Senior Convertible Preferred Stock (the "Senior A Preferred Stock"). The Company amended the Calculation of Registration Fee table, located on page (ii) of the Amendment, to register an additional 988,689 shares of Common Stock with respect to the aforementioned good-faith estimate. The Company further amended the Calculation of Registration Fee table to more accurately reflect the number of shares of Common Stock to be registered, which resulted in a reduction of 33,697 shares of Common Stock to be registered by the Amendment. The Amendment registers net increase of 954,992 shares of Common Stock, for which the Company has sent the required registration fee in the amount of $429.23 by wire transfer to the Commission's lock box at Mellon Bank.

Prospectus Cover Page, page 1

3. The text on your cover page exceeds the one page limit imposed by Item 501 of Regulation S-K. The disclosure is excessively detailed and includes information that is not permitted by Item 501. For example, your cover page includes descriptions of the transactions in which the selling stockholders acquired the shares they are reselling and the state of incorporation and the

Barbara C. Jacobs                      -3-                      October 27, 2004



      address of PowerHouse. This disclosure should not be on the cover page. Please limit the cover page to the information required by Item 501 and other information that is key to an investment decision and relocate all other information to the body of your prospectus. Please review Staff Legal Bulletin number 7, available online at www.sec.gov, and revise your prospectus cover page appropriately.

         Response:

         In response to the Staff's request, the Company has limited the cover page to a brief description of the information required by Item 501 of Regulation S-B and other information key to an investment decision. In this regard, we have reduced the cover of the prospectus to one page. Please note that the Company has followed the requirements of Regulation S-B because the Company qualifies as a "small business issuer," as that term is defined in Item 10 of Regulation S-B.

Selling Stockholders, page 11

4. You disclose that with the exception of Middlebury Capital each of the selling stockholders received their shares in one of two transactions. Please revise your prospectus to include a materially complete description of each transaction, as well as the transaction in which Middlebury Capital received its shares. Also, your disclosure should identify the selling stockholders receiving shares in each transactions.

         Response:

         In response to the Staff's request, on page 11 of the Amendment, the Company has provided a materially complete description of the three transactions which the Selling Stockholders entered into with the Company. The Selling Stockholders identified in Table 1 participated in a private placement of Series A Senior Units, comprised of shares of Senior A Preferred Stock and five-year warrants to purchase shares of Common Stock (the "Senior A Units Offering").

         Middlebury Capital, LLC ("Middlebury Capital"), identified in Table 2, entered into a Placement Agency Agreement, dated as of April 7, 2004, in connection with the Senior A Units Offering, pursuant to which, and in conjunction with other underwriter compensation, Middlebury Capital was granted five-year warrants to purchase shares of Common Stock and five-year warrants to purchase shares of Senior A Preferred Stock.

         The Selling Stockholders identified in Table 3 were stockholders of First Person Software, Inc. ("First Person") prior to the Company's acquisition of First Person and exchanged their shares of First Person common stock for shares of Common Stock.

Barbara C. Jacobs                      -4-                      October 27, 2004



5. There are a number of selling stockholders that are not natural persons. Please identify the natural person or persons who exercise voting and/or dispositive powers over the shares held of record by those entities that are not widely held companies that file reports under Section 13(a) of the Exchange Act. See Rule 13d-3, Item 507 of Regulation S-K, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section 3/99 Supp. to Manual.

         Response:

         In response to the Staff's request, the Company has been advised by the Selling Stockholders as to the natural persons who exercise voting and/or dispositive powers over the shares of Common Stock held of record by those entities that are not widely held companies that file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On page 12 of the Amendment, the Company has included a new Table 1, Table 2 and Table 3, which identifies such natural persons and certain other information required by Item 507 of Regulation S-B.

6. We note that you include asterisks after a number of your selling stockholders. However, your selling stockholders table does not include a legend explaining the significance of these asterisks. If the asterisks have no significance, please remove them from your table. If the asterisks are of significance, please revise your table to include a legend.

         Response:

         In response to the Staff's request, the Company has removed the asterisks that were previously included after a number of the Selling Stockholders from the previous table because they do not have any significance.

Plan of Distribution, page 14

7. We note that you disclose that the selling shareholders may be "underwriters." Please revise your prospectus to disclose whether any of your selling stockholders are broker-dealers or affiliates of a broker-dealer. If any of the selling stockholders are broker-dealers and acquired shares otherwise than as compensation for investment banking services, please specifically name them as an underwriter. If your seller stockholders are affiliates of a registered broker-dealer, please revise to state whether the seller purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

         Response:

Barbara C. Jacobs                      -5-                      October 27, 2004



         In response to the Staff's request, as indicated on page 15 of the Amendment, the Company has been advised by the Selling Stockholders that each of the following Selling Stockholders is an affiliate of a broker-dealer and has represented to the Company that he/she/it acquired the shares in the ordinary course of business and that, at the time of such acquisition, he/she/it did not have any agreements or understandings, directly or indirectly, with any person to dispose of the shares, other than a commitment by us to register the shares pursuant to a shelf registration statement: Wilson Allen, Keith Barksdale, Robert Gagliardi, LB I Group Inc., Eric Lichtenstein, Gregory J. Osborn, Puglisi Capital Partners, and Darren Taube.

         The Company has been advised by the Selling Stockholders that no other Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

8. You disclose that the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into and explain the application and restrictions placed on these activities by Regulation M.

         Response:

         In response to the Staff's request, on page 16 of the Amendment, the Company has provided a complete description of the types of hedging transactions that the Selling Stockholders may enter into and has advised the Selling Stockholders that, during such time as they may be engaged in a distribution of any of the shares of Common Stock the Company is registering on their behalf in this Amendment, they are required to comply with Regulation M as promulgated under the Exchange Act. The Amendment explains that Regulation M precludes any Selling Stockholder, any affiliated purchaser and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

9. You indicate that the selling stockholder may engage in short sales. Supplementally confirm that you and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.

         Response:

         In response to the Staff's request, on page 17 of the Amendment, the Company has confirmed that it and each Selling Stockholder is aware of Telephone Interpretation A. 65 (July 1997) with respect to short sales.

Barbara C. Jacobs                      -6-                      October 27, 2004



Descriptions of Securities, page 36

      Series A Senior Preferred Stock, page 37

10. You discuss the dividend rights of your Series A Senior Preferred Stock. Supplementally identify the document establishing the dividend rights or preferences of your Series A Senior Preferred Stock. If the agreement establishing the dividend provisions was not filed as an exhibit to the SB-2 or in a previously filed periodic report, tell us why you believe this agreement was not filed or file this agreement with your next amendment.

         Response:

         In response to the Staff's request, the dividend rights and preferences of the Senior A Preferred Stock is established by the Company's Certificate of Designations, Preferences and Rights of Series A Senior Convertible Preferred Stock (the "Senior Certificate of Designations"), which the Company filed as an exhibit to the Company's Form 10-QSB for the period ended June 30, 2004, filed with the Commission on September 13, 2004. The Senior Certificate of Designations is included an exhibit to the Amendment and has been incorporated by reference from the Company's Form 10-QSB for the period ended June 30, 2004.

Further Amendments Provided by the Company

      Financial Statements, page F-1

11. Subsequent to the original filing of the Registration Statement, the Company completed preparation of its financial statements for the quarter ended June 30, 2004 and financial statements in connection with its acquisition of First Person. Pursuant to Item 310 of Regulation S-B, the Company has included these financial statements, and relevant disclosure pertaining thereto, in the Amendment.

                                    * * * * *

If you have any questions regarding the Amendment or the responses herein provided, please call the undersigned at (212) 504-6285.

Sincerely,


/s/ Gerald A. Eppner

Gerald A. Eppner

cc:   Jay Elliot
      Jeffrey B. Werbitt